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Securities and Exchange
MAR 28 2019
RECEIVED

SI 19007475

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49575 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

| Boston | MA | 02111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Sherpa 617-482-2450 extension 1401
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 101 Seaport Boulevard | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul J. Sherba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loomis Sayles Distributors, L.P., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Financial Operations Principal

Title

Notary Public

MARGARET A. CASWELL
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMM. EXPIRES AUGUST 30, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULE
December 31, 2018

Table of Contents

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## Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Loomis Sayles Distributors, L.P.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Loomis Sayles Distributors, L.P. (the "Company") as of December 31, 2018, and the related statements of operations, of changes in partners' capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital

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Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 1996.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2018

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 256,653 |
| Investment in Loomis Sayles affiliated funds, at fair value (cost $3,637,383) | 3,479,307 |
| Receivable from Natixis Distribution, L.P. | 160,052 |
| Prepaid insurance | 7,116 |
| Prepaid registration fees | 57,106 |
| Total assets | $ 3,960,234 |
| **Liabilities and Partners' Capital** | |
| Accounts payable and accrued expenses | $ 56,342 |
| Total liabilities | 56,342 |
| **Partners' Capital** | |
| Limited partner | 3,864,853 |
| General partner | 39,039 |
| Total partners' capital | 3,903,892 |
| Total liabilities and partners' capital | $ 3,960,234 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2018

| | |
|---|---|
| **Income** | |
| Income from commission rebate | $ 633,888 |
| Dividend income from affiliated funds | 87,903 |
| Total income | 721,791 |
| **Expenses** | |
| Insurance expense | 3,634 |
| Professional fees | 56,315 |
| Miscellaneous, taxes & registration fees | 74,991 |
| Total expenses | 134,940 |
| Net income from operations | 586,851 |
| Net realized and unrealized gain/(loss) from investments | (144,603) |
| Net income | $ 442,248 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2018

| | Limited Partner | General Partner | Total |
|---|---|---|---|
| Balance, December 31, 2017 | $ 3,427,028 | $ 34,616 | $ 3,461,644 |
| Net income year ended December 31, 2018 | 437,825 | 4,423 | 442,248 |
| Balance, December 31, 2018 | $ 3,864,853 | $ 39,039 | $ 3,903,892 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2018

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 442,248 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Net realized and unrealized (gain)/loss from investments | 144,603 |
| Sale of Loomis Sayles affiliated fund | 1,073,073 |
| Purchase of Loomis Sayles affiliated fund | (1,560,976) |
| Decrease in receivable from Natixis Distribution, L.P. | 1,401 |
| Increase in prepaid insurance | (3,634) |
| Decrease in prepaid registration fees | 178 |
| Decrease in accounts payable and accrued expenses | (603) |
| Net cash provided by operating activities | 96,290 |
| Cash flows from investing activities: | |
| Net cash used in investing activities | - |
| Cash flows from financing activities: | |
| Net cash used in financing activities | - |
| Net increase in cash and cash equivalents | 96,290 |
| Cash and cash equivalents balance, beginning of year | 160,363 |
| Cash and cash equivalents balance, end of year | $ 256,653 |

The accompanying notes are an integral
part of these financial statements

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 25, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

LSCLP is wholly-owned by Natixis Investment Managers, L.P., which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NUSHI is wholly-owned by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A. ("Natixis"), a French investment banking and financial services firm. Natixis is principally owned by BPCE. Approximately 26.7% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

LSDLP provides the services described below for the benefit of LSCLP, which do not include acting as an underwriter/distributor of the Loomis Sayles Funds ("Funds").

a. Supervise and evaluate licensed sales and servicing personnel of LSDLP that are involved in the marketing efforts of the Funds.
b. Develop training programs to ensure that licensed sales and servicing personnel of LSDLP are adequately trained on the Funds and on proper marketing techniques.
c. Market the Funds to clients or prospective clients only when such investments are consistent with the client guidelines and objectives as established by the client and/or the client's consultant.

LSDLP shall not be paid any compensation for the services provided herein from LSCLP. However, LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through March 1, 2020 if needed.

Notes to the Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Revenue

Effective July 1, 2015, LSDLP and Natixis Distribution, L.P. entered into an agreement that for certain sales efforts provided by sales personnel of LSCLP for accounts invested in the Loomis Sayles Core Plus Bond Fund, Natixis Distribution, L.P. shall pay to LSDLP five basis points on certain account assets invested in the Y shares of the fund and seven basis points on certain account assets invested in the N shares of the fund. Such payments are to be made quarterly on those assets. This revenue is found within Income from commission rebate on the Statement of Operations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash stated at cost plus accrued interest, which approximates fair value of $256,653.

Investments

Investments are carried at fair value, with realized and unrealized gains and losses

Notes to the Financial Statements (continued)

recognized on the Statement of Operations. Dividend income is recognized as 'Dividend income from affiliated funds' in the Statement of Operations. Realized and unrealized gains and losses on the sale of these investments are included on the Statement of Operations and are determined using the average cost method. These investments are principally investments in mutual funds sponsored by LSCLP.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. As of December 31, 2018, the tax years subject to examination under the statute of limitations are from the year 2015 forward. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

3. Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

Level 3 – significant unobservable inputs that are supported by little or no market

activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments as of December 31, 2018 based on the inputs used to value them:

| | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investment in affiliated funds | $ 3,479,307 | $ 3,479,307 | $ - | $ - |
| Total | $ 3,479,307 | $ 3,479,307 | $ - | $ - |

There were no transfers between Level 1 and Level 2 from the prior year.

4. Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business such as; insurance expense, professional fees, miscellaneous taxes and registration fees. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, systems and telecommunication, certain professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, neither will any of these expenses be apportioned back to LSDLP, nor is LSDLP compensated for the services it provides to LSCLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

5. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2018, LSDLP's net capital, as defined, was $3,366,480, $3,341,480 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.017: 1 at December 31, 2018. LSCLP has committed to fund operations in accordance with current funding needs, as experienced in 2018 and projected through March 1, 2020, of LSDLP. LSDLP is exempt from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

Notes to the Financial Statements (continued)

6. Investments in Loomis Sayles Affiliated Funds

LSDLP's investment in the Loomis Sayles affiliated funds are recorded at fair value, in accordance with the securities industry practice, and any changes in the fair value of these investments are included in the Statement of Operations. At December 31, 2018, the fair value and cost of these investments was $3,479,307 and $3,637,383, respectively including reinvested dividends of $87,903.

7. Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2018, there were no asserted claims brought against the Company.

8. Recent Accounting Pronouncements

*Lease Accounting*
In February 2016, the Financial Accounting Standards Board issued new guidance on lease accounting, Accounting Standard Codification ("ASC") topic 842. ASC842 provides the requirements of financial accounting and reporting for lessees and lessors and comprises five Subtopics (Overall, Lessee, Lessor, Sale and Leaseback Transactions, and Leveraged Leases Arrangements).

As of January 1, 2018, the Company considered the guidance and has concluded that there will be no significant financial impact based on the new guidance.

9. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 26, 2019, the date the financial statements were issued, and noted no items requiring adjustments of the financial statements or additional disclosures.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

| | |
|---|---|
| **Net Capital** | |
| Total partners' capital | $ 3,903,892 |
| Deductions | |
| Nonallowable assets included in Statement of Financial Condition | 224,274 |
| Net capital before haircuts on investments (tentative net capital) | $ 3,679,618 |
| Haircut on investment in Loomis Sayles affiliated funds | 313,138 |
| Net capital | $ 3,366,480 |
| Aggregate Indebtedness | $ 56,342 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000) | $ 25,000 |
| Net capital in excess of requirement | $ 3,341,480 |
| Ratio: Aggregate indebtedness to net capital | .017 : 1 |

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the company and included in its unaudited, Part IIA, FOCUS report as December 31, 2018, filed by LSDLP on January 21, 2019.

**LOOMIS SAYLES DISTRIBUTORS, L.P.**
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULE
pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the year ended
DECEMBER 31, 2018

LOOMIS | SAYLES

February 27, 2019

Ms. Dalia Blass, Director,
Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Loomis Sayles Distributors, L.P.
Annual Audited Report
SEC File No. 8-49575

Dear Ms. Blass:

On behalf of Loomis Sayles Distributors, L.P. (the "Company"), a federally registered broker-dealer, we have enclosed two copies of the Company's Annual Audited Financial Report along with a facing page on SEC Form X-17A-5, Part III.

Kindly acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning the same in the postage prepaid envelope provided.

Thank you for your attention to this matter.

Very truly yours,

Mary McCarthy

Mary McCarthy

mm

Enclosures

Via Overnight Mail

s://CRD Registrations/Annual Audited Report/2018/SEC Washington 022719

One Financial Center
Boston, MA 02111
617.482.2450

www.loomissayles.com

LOOMIS | SAYLES

PM 4:03

February 27, 2019

Ms. Dalia Blass, Director,
 Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:  Loomis Sayles Distributors, L.P.
     Annual Audited Report
     SEC File No. 8-49575

Dear Ms. Blass:

On behalf of Loomis Sayles Distributors, L.P. (the "Company"), a federally registered broker-dealer, we have enclosed two copies of the Company's Annual Audited Financial Report along with a facing page on SEC Form X-17A-5, Part III.

Kindly acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning the same in the postage prepaid envelope provided.

Thank you for your attention to this matter.

Very truly yours,

Mary McCarthy

Mary McCarthy

mm

Enclosures

Via Overnight Mail

s://CRD Registrations/Annual Audited Report/2018/SEC Washington 022719

One Financial Center
Boston, MA 02111
617.482.2450

www.loomissayles.com